January 29, 2009
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
450 Fifth Street, N.W.
Washington, D.C. 20549-3628
Attention: Mellissa Campbell Duru, Esq.
Tier Technologies, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed January 20, 2009
File No. 1-33475
Ladies and Gentlemen:
          On behalf of Tier Technologies, Inc. (“Tier Technologies” or the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Preliminary Proxy Statement referenced above (the “Proxy Statement”). This Amendment No. 1 is being filed in response to comments contained in a letter dated January 23, 2009 (the “Letter”) from Mellissa Campbell Duru, Esq., of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned, Keith S. Omsberg, Vice President, General Counsel, and Secretary of Tier Technologies. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. The Staff’s comments appear in italics, with the responses in straight text. In most instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in Amendment No. 1.
PREC14A filed January 20, 2009
General
1.	Revise the first page of the proxy statement and the form of proxy to clearly mark them as “Preliminary Copies.” Refer to Rule 14a-6(e)(l).

Response:
          The Company has revised the proxy statement and form of proxy to clearly mark each as a “Preliminary Copy.”
10780 Parkridge Blvd.  •  Suite 400  •  Reston, VA 20191  •  Ph: 571.382.1000  •  Fax: 571.382.1002
www.tier.com

Securities and Exchange Commission
January 29, 2009

2.	Please provide a background discussion of the contacts the company has had with the insurgent group of investors during the time period leading up to the current solicitation. You should describe in sufficient detail whether the Board responded to contacts made by the Discovery Group and if material, the specifics of any discussions between the parties.

Response:
          The Company has revised the discussion of “Proposal One: Election of Directors” on page 15 of the proxy statement to provide a background discussion of the contacts the Company has had with Discovery and Parthenon.
“Who Will Bear the Cost of Soliciting Votes for the Annual Meeting...,” page 6
3.	We note that you intend to solicit proxies via mail, personally, telephonically, via Internet or facsimile. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response:
          The Company understands that it is required to file all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, under the cover of Schedule 14A on the date of first use.
“How Can I Find Tier’s Proxy Materials and Annual Report on the Internet...,” page 3
4.	Please confirm that you will post the current year’s proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site). Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf. In this regard, we note the notice that you incorporate in the proxy materials references a website address that contains information pertaining to the 2008 Annual Meeting. Please confirm that you will update this site accordingly.

Response:
          The Company confirms that it will update the website specified in the proxy statement to provide the current year’s proxy materials.
“What Vote is Needed to Elect the Directors...,” page 6
5.	We refer you to the Form 8-K filed on January 22, 2009. In light of the contested nature of the current election, provide further clarity in your proxy regarding the consequences

Securities and Exchange Commission
January 29, 2009

of the amendment to the by-laws relating to cumulative voting. For example, please revise your description of the effect of the cumulative voting procedures to address the revised provisions in Section 2.7 and provide hypothetical examples.
Response:
          The Company is organized under the laws of the State of Delaware. Section 141(k)(2) of the Delaware General Corporation Law provides:
Any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows: . . . (2) In the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there be classes of directors, at an election of the class of directors of which such director is a part.
          The Company’s stockholders currently have the right to cumulate their votes in the election of directors pursuant to Article FOURTH, Paragraph A.(2).(b) of the Company’s certificate of incorporation. In January 2009, the Company amended Section 2.7 of its bylaws to add the following language:
so long as the holders of the corporation’s Common Stock are entitled to cumulate votes in the election of directors, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her if then cumulatively voted at an election of the entire Board of Directors.
The Company revised its bylaws to ensure that they complied with Delaware law.
          The Company has added to its proxy statement a section addressing the removal of directors. The new section appears on page 18, immediately following Proposal One, which addresses the election of directors. The new section includes the hypothetical examples requested by the Comment Letter. The Company notes that the comment was prompted by disclosure on page 6 of the proxy statement. The Company believes that the placement of this new section on page 18, rather than on page 6, provides adequate information to stockholders about their rights without confusing stockholders, and in this connection the Company notes (1) that page 6 addresses the vote required to elect directors at the 2009 annual meeting and (2) that stockholders are not being asked to vote on the removal of any director or directors at the 2009 annual meeting.

Securities and Exchange Commission
January 29, 2009

6.	We note Tier’s belief that proxy holders will have the discretionary authority to cumulate votes to the extent the security holder does not specify how votes are to be cumulated among the Board’s nominees. The source of legal authority to support this belief appears to be a source other than the federal securities laws. Consistent with the requirements of Item 6(c) of Schedule 14A, supplement your disclosure to provide more information about cumulative voting rights such as the conditions precedent to the exercise of such rights and the legal authority upon which the proxy holders would rely to cumulate votes under certain circumstances. Please consider revising the form of proxy to include a proposal that, if approved, will provide the proxy holders with the authority to cumulate votes. In addition, disclose in the proxy statement the number of votes required in order for the proposal to be approved. See Item 21(a) of Schedule 14A.

Response:
          As the Staff anticipated in its comment, Delaware law is the source of much of the authority relating to cumulative voting applicable to Tier.
Section 214 of the Delaware General Corporation Law states:
The certificate of incorporation of any corporation may provide that at all elections of directors of the corporation, or at elections held under specified circumstances, each holder of stock or of any class or classes or of a series or series thereof shall be entitled to as many votes as shall equal the number of votes which (except for such provision as to cumulative voting) such holder would be entitled to cast for the election of directors with respect to such holder’s shares of stock multiplied by the number of directors to be elected by such holder, and that such holder may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any 2 or more of them as such holder may see fit.
Pursuant to Article FOURTH, Paragraph A.(2).(b) of the Company’s certificate of incorporation, the Company’s stockholders currently have the right to cumulate their votes in the election of directors. In view of the foregoing, the Company believes that it must give its stockholders a means to cumulate votes in the election of directors at its 2009 annual meeting.
          Under Delaware law, the proxy relationship is primarily an agency relationship. See, e.g., State of Wisconsin Investment Board v. Peerless Systems Corporation, 2000 WL 1805376 (Del. Ch. Dec. 4, 2000) (“The proxy relationship is ‘a particular sort of agency’ where the stockholder is the principal and the proxy agent is just that, the agent to vote the shares”). The proxy “card creates an agency relationship between the stockholder and the named proxy.” North Fork Bancorporation, Inc. v. Toal, 825 A.2d 860, 861 n. 1 (Del. Ch. 2000), aff’d, 781 A.2d 693 (Del. 2001).) See also In re MONY Group, Inc. Shareholder Litigation, 853 A.2d 661, 679

Securities and Exchange Commission
January 29, 2009

(Del. Ch. 2004) (“the court must look at the language of the proxy card to determine the nature and extent of the agency relationship it created”). Where a stockholder has granted the proxyholder authority to vote in accordance with his or her discretion, the discretionary vote taken by the proxyholder will be deemed to be the will of the stockholder. See Hauth v. Giant Portland Cement Co., 96 A.2d 233, 235 (Del. Ch. 1953); Hexter v. Columbia Baking Co., 145 A. 115, 116 (Del. Ch. 1929). The source of the authority to cumulate votes is the agency relationship, established under Delaware law, between stockholders and the proxy holders.
          The Company recognizes that its proxy card must comply with both Delaware law and the federal securities laws, including Rule 14a-4. In preparing its proxy card, and in its descriptions of the mechanics of cumulative voting, the Company has sought a fair, workable approach, that (1) is consistent with the requirements of Delaware corporate and agency law and with the federal securities laws, including Rule 14a-4(b), and (2) permits stockholders to instruct their agents how to vote their shares. In brief, Tier’s proxy card provides each stockholder a means to:
•	Withhold authority to vote for all of Tier’s nominees

•	Give specific directions regarding how the proxy holders must cast that stockholder’s cumulative votes among Tier’s nominees (a box on the card provides space for the stockholder to give those directions)

•	Withhold authority to vote for specific individuals among Tier’s nominees

•	Grant authority to vote for all of Tier’s nominees
          The Company has added a sentence on page 6, to the second paragraph under “What vote is needed to elect the directors?”, to make clear that, under Delaware law, the proxies are agents for the stockholders, and that if a stockholder gives specific directions how the proxy holders are to cast the stockholder’s votes among Tier’s nominees, the proxy holders will cast that stockholder’s votes as directed, rather than exercise the proxy holders’ discretion. The proxy statement has also been revised to state that there are no conditions precedent to the exercise of cumulative voting by stockholders at the annual meeting.
Proposal Three: Shareholder Proposal, page 42
7.	Your disclosure implies that the Board believed an amendment to the rights plan was necessary in order to safeguard against a “partial offer, two-tiered tender offer..., creeping acquisition” and/or other tactics that hostile bidders could employ. Please revise to describe briefly how these tactics work and the basis for the Board’s belief that the amendment to the rights plan helps to better safeguard against such tactics.

Response:

Securities and Exchange Commission
January 29, 2009

          The Company has revised the proxy statement to delete the reference to two-tier tender offers, which cannot be explained briefly, and to focus on partial offers and creeping acquisitions, which can be described briefly. The revised narrative describes these tactics and explains the Company’s rights plan very briefly. The Board believes that the rights plan helps the Board safeguard against these tactics. The Board bases its belief on the matters set forth in the proxy statement, including (1) the substantial dilution of an acquiring person that would occur if the person were to acquire more than 15% of the Company’s stock before the rights had been redeemed, (2) the Board’s authority to redeem the rights and therefore prevent this dilution, and (3) the Board’s intent to use its power under the plan consistent with its fiduciary duties.
8.	Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the statements you make with respect to the following statements:
•	“[s]imilar [rights] plans are in effect at approximately 1,200 public companies...”;

•	“[m]erger and acquisition activity over the last 15 years shows that plans similar to Tier’s ... neither prevent unsolicited offers from occurring nor prevent companies from being acquired at prices that are fair and adequate to shareholders...”; and;

•	“empirical evidence suggests that rights plans serve their principal objectives: protection against inadequate offers ... increased bargaining power, resulting in higher value for shareholders...”
Where the basis of support are other documents, such as the J. P. Morgan, Investor Responsibility Research Center and Georgeson & Company reports that you reference, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.
Response:
          The Company has modified the discussion of the studies and reports on page 45, and the supporting studies and reports are attached to this letter.

Securities and Exchange Commission
January 29, 2009

9.	Please provide support for the assertions you make regarding the “significant” costs associated with special meetings by providing quantifiable information regarding such costs as compared to the costs the company historically on average has incurred for annual and special meetings.

Response:
          The Company has modified the discussion of the costs of special meetings on page 46, including by providing the printing and distribution cost for its annual meetings. The Company has never held a special meeting.
10.	You make a general assertion regarding rights plans’ benefits. Please revise to make clear that although you believe that rights plans provide such benefits, there is no guarantee that Tier’s specific rights plan, as amended, will produce similar results.

Response:
          The Company has modified the discussion of the rights plan by adding the following sentence on page 45: “While we believe rights plans generally provide such benefits, there can be no assurance that the Company’s rights plan will produce similar results in connection with any particular transaction.”
Appendix A
11.	Please update the information required by Item 5(b)(iv) of Schedule 14A regarding the amount of equity securities beneficially owned by the participants as of the most recent practicable date prior to the filing of the definitive proxy statement.

Response:
          The Company confirms that it will update the disclosure in Appendix A to provide the amount of equity securities beneficially owned by the participants as of the most recent practicable date prior to the filing of the definitive proxy statement.
*     *     *
          Please note that the proxy statement has also been updated to reflect the addition of the Compensation Committee Interlocks and Insider Participation disclosure and the Equity Compensation Plan Information. The proxy statement and form of proxy have also been updated to reflect, among other things, stylistic and formatting changes.

Securities and Exchange Commission
January 29, 2009

          As requested in your letter, we hereby acknowledge the following:
1.	Tier Technologies, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing referenced above;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	Tier Technologies, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you require additional information, please telephone either the undersigned at (571) 382-1029 or Michael Levitin of WilmerHale at (202) 663-6163.
Sincerely,
/s/ Keith S. Omsberg
Keith S. Omsberg
Vice President, General Counsel, and Secretary

cc:	Michael J. Levitin (Wilmer Cutler Pickering Hale and Dorr LLP)